MATERIAL CHANGE REPORT

51-102F3

Item 1                      Name and Address of Company

Rubicon Minerals Corporation (the “Company”)

Suite 1540 - 800 West Pender Street

Vancouver, British Columbia

V6C 2V6

Item 2                      Date of Material Change

December 2, 2011

Item 3                      News Release

News Release was issued on December 2, 2011 over Canada Newswire Service (CNW).

Item 4                      Summary of Material Change

On December 2, 2011, the Company announced that the Ontario Ministry of Northern Development and Mines had accepted (approved) its Production Closure Plan as filed for its 100% owned Phoenix Gold Project in Red Lake, Ontario on December 2, 2011 at 3:15 pm Toronto time.  This approval allows the Company to continue its development and further construction of the mining facilities for the Phoenix Gold Project.

Item 5                      Full Description of Material Change

5.1 Full Description of Material Change

Please see attached News Release of December 2, 2011 for further details.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6                      Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable

Item 7                      Omitted Information

Not applicable

Item 8                      Executive Officer

David W. Adamson, President & CEO (Tel:  604-623-3333)

Item 9                      Date of Report

December 5, 2011

News Release
RMX:TSX | RBY:NYSE AMEX
December 2, 2011

Rubicon Announces that the Ministry of Northern Development and Mines has Accepted its Production Closure Plan As Filed

Rubicon Minerals Corporation (RMX:TSX | RBY:NYSE-AMEX) (“Rubicon”) is pleased to announce that the Ontario Ministry of Northern Development and Mines (“MNDM”) has accepted (approved)  its Production Closure Plan as filed for its 100% owned Phoenix Gold Project in Red Lake, Ontario at 3:15 pm Toronto time today. This approval allows Rubicon to continue its development and further construction of the mining facilities for the Phoenix Gold Project.

David Adamson, Rubicon’s President and CEO commented, “The approval of the Production Closure Plan is a significant milestone in the development of our Phoenix Gold Project especially considering that we made the initial discovery a little over three and one half years ago.  We are committed to both continuing our ongoing consultation with local Aboriginal groups whose traditional territory includes the private lands where the project is located and also building on existing agreements with these groups. To this end we are targeting conclusion of mutually beneficial agreements in 2012 covering the production phase of the project.

We wish to express our appreciation for the support shown to date by local Aboriginal communities and by the people and Municipality of Red Lake where we live and work. We also wish to acknowledge the contribution of the MNDM which supports sound development of mineral projects in the Province. We are proud to be active members of the Red Lake community and are committed to the responsible development of the Phoenix Gold Project in this famous gold district.”

While the Production Closure Plan approval provides for continued development and construction, three separate permit applications for amendments to existing approvals remain outstanding. These are the amendment to the Permit to Take Water, the amendment to the Air Certificate of Approval and the amendment to the Industrial Sewage Certificate of Approval. Rubicon currently expects all remaining permits to be in hand by the end of December, 2012.

About Rubicon Minerals Corporation
Rubicon Minerals Corporation is an exploration and development company, focused on exploring and developing its high-grade gold discovery at its Phoenix Gold Project in Red Lake, Ontario.  Rubicon controls over 100 square miles of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. Rubicon’s shares are listed on the NYSE-AMEX (RBY) and the TSX (RMX) Exchanges and has traded on average, 1.7 million shares per day in 2011. Rubicon’s shares are included in S&P/TSX Composite Index and Van Eck’s Junior Gold Miners ETF.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Forward Looking Statements

This news release contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 and “forward looking information” within the meaning of applicable Canadian provincial securities legislation (collectively, “forward-looking statements”). Forward-looking statements in this news release include statement with respect to future development and further construction and are based on various assumptions and estimates by the Company and involve a number of risks and uncertainties and other factors which are beyond Rubicon’s ability to predict or control and may cause actual results, performance or achievements to be materially different from any of future results, performance or achievements expressed or implied by forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, gold price volatility, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the gold exploration and development industry. Accordingly, readers should not place undue reliance on forward-looking statements. Rubicon undertakes no obligation to update publicly or otherwise revise any forward-looking statements contained herein whether as a result of new information or future events or otherwise, except as may be required by law.